CHUBB

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS FINANCIAL INSTITUTION EXCESS BOND FORM E

NAME OF ASSURED:

THE DREYFUS FUND INCORPORATED

200 PARK AVENUE
NEW YORK, NY 10166

Bond Number: 82307667

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on January 31, 2011
to 12:01 a.m. on January 31, 2012

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $10,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $10,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ See Endorsement No. 1

ITEM 5. PRIMARY BOND:

Insurer:	National Union Fire Insurance Company of Pittsburgh, Pa
Form and Bond No.	Investment Company Blanket Bond / Bond No. 01-475-79-14
Limit	$15,000,000
Deductible:	$50,000
Bond Period:	January 31, 2011 - January 31, 2012

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: N/A

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1 - 5

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

W. Andrew Macan

Secretary

John J Degnan

President

March 24, 2011
Date

Authorized Representative

Excess Bond (7-92)
Form 17020842 (Ed. 7-92)

CHUBB

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R
Form 17-02-0842 (Ed. 7-92) R

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)

Excess Bond (7-92)
Form 17020842 (Ed. 70-2)

Excess Bond
Form 17-02-1003 (Ed. 7-92)

CHUBB

FEDERAL INSURANCE COMPANY

Endorsement No. 2

Bond Number: 82307667

NAME OF ASSURED: THE DREYFUS FUND INCORPORATED

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this bond is amended as follows:

1. By deleting paragraph a. in its entirety from Section 6., Termination, and substituting the following:

"a. TERMINATION BY THE COMPANY

BONDS IN EFFECT SIXTY (60) DAYS OR LESS

If this bond has been in effect for less than sixty (60) days and if it is not a renewal bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least twenty (20) days before the effective date of termination.

The COMPANY may, however, terminate this bond by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date of termination if the COMPANY cancels for:

(1) Nonpayment of premium;

(2) Conviction of a crime arising out of acts increasing the hazard insured against;

(3) Discovery of fraud or material misrepresentation in the obtaining of this bond or in the presentation of a claim thereunder;

(4) Violation of any provision of this bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

(5) If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this bond was issued or last renewed; or material change in the nature or extent of this bond occurring after issuance or last annual renewal anniversary date of this bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this bond was issued or last renewed;

6) A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

(7) Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

Excess Bond
Form 17-02-1 067 (Rev. 9-93)

Excess Bond
Form 17-02-1067 (Rev. 9-93)

Excess Bond
Form 17-02-1067 (Rev. 993)

Q08-393 (0212008)

CHUBB

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: January 31, 2011

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 4

To be attached to and
form a part of Bond No. 82307667

Issued to: THE DREYFUS FUND INCORPORATED

FOLLOW FORM ENDORSEMENT

In consideration of the premium charged, it is agreed that:

(1) Coverage under this bond shall only apply in conformance with the terms and conditions of the following endorsements of the **Primary Bond**.

(2) Accordingly, no coverage will be available for the Coverage Exceptions to the **Primary Bond** set forth in ITEM 6., of the DECLARATIONS of this bond, and such exceptions shall be inapplicable to this bond. The **Company** shall not be liable to the ASSURED or to any other person or entity claiming through or in the name or right of the ASSURED for any loss or other liability based on, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the coverage otherwise afforded in such Coverage Exceptions.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Q09-688 (04/2009)

14-02-9228 (02/2010)

Excess Bond
Form 17-02-0949 (Rev. 1-97)

10-02-1 295 (ed. 612007)

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the 'Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount Of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

CHUBB

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION EXCESS BOND FORM E

NAME OF ASSURED:

THE DREYFUS FUND INCORPORATED

200 PARK AVENUE
NEW YORK, NY 10166

Bond Number: 81458621

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on January 31, 2011
to 12:01 a.m. on January 31, 2012

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $N/A

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $25,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ See Endorsement No. 1

ITEM 5. PRIMARY BOND:

Insurer:	National Union Fire Insurance Company of Pittsburgh, Pa
Form and Bond No.	Investment Company Blanket Bond / Bond No. 01-475-79-14
Limit	$15,000,000
Deductible:	$50,000
Bond Period:	January 31, 2011 – January 31, 2012
Insurer:	Federal Insurance Company
Form and Bond No.	Financial Institution Excess Bond / Bond No.8230-7667
Limit	$10,000,000
Deductible:	See Endorsement No. 1
Bond Period:	January 31, 2011 – January 31, 2012

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: $10,050,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1 - 6

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Excess Bond (7-92)
Form 17020842 (Ed. 792)

Page 1 of I

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)

Excess Bond (7-92) R
Form 17-02-0842 (Ed. 7-92) R

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)

Page5of5

Excess Bond
Form 17-02-1003 (Ed. 7-92)

Q08-393 (02/2008)

Q09-688 (04/2009)

CHUBB

FEDERAL INSURANCE COMPANY

Endorsement No. 4

Bond Number: 81458621

NAME OF ASSURED: THE DREYFUS FUND INCORPORATED

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this bond is amended as follows:

1. By deleting paragraph a. in its entirety from Section 6., Termination, and substituting the following:

"a. TERMINATION BY THE COMPANY

BONDS IN EFFECT SIXTY (60) DAYS OR LESS

If this bond has been in effect for less than sixty (60) days and if it is not a renewal bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least twenty (20) days before the effective date of termination.

The COMPANY may, however, terminate this bond by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date of termination if the COMPANY cancels for:

(1) Nonpayment of premium;

(2) Conviction of a crime arising out of acts increasing the hazard insured against;

(3) Discovery of fraud or material misrepresentation in the obtaining of this bond or in the presentation of a claim thereunder;

(4) Violation of any provision of this bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

(5) If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this bond was issued or last renewed; or material change in the nature or extent of this bond occurring after issuance or last annual renewal anniversary date of this bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this bond was issued or last renewed;

6) A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

(7) Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

Excess Bond
Form 17-02-1 067 (Rev. 9-93)

BONDS IN EFFECT MORE THAN SIXTY (60) DAYS
If this bond has been in effect for sixty (60) days or more, or if it is a renewal of a bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least fifteen (15) days before the effective date of termination. Furthermore, when the bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in a. (1)-(7) above.
NOTICE OF TERMINATION
Notice of termination under this Section a. shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this bond. The COMPANY, however, may deliver any notice instead of mailing it.
RETURN PREMIUM CALCULATIONS
The COMPANY shall refund the unearned premium computed pro rata if this bond is terminated by the COMPANY."
2	.	It is further understood and agreed that for the purposes of Section 6., Termination, any occurrence listed in Parts (d), (e) or (f) of that Section shall be considered to be a request by the ASSURED to immediately terminate this bond.
3	.	By adding a new Section reading as follows:
"Section 9. Election To Conditionally Renew/Nonrenew This Bond
		A.	CONDITIONAL RENEWAL
If the COMPANY conditionally renews this bond subject to:
			1	.	Change of limits of liability;
			2	.	Change in type of coverage;
			3	.	Reduction of coverage;
			4	.	Increased deductible;
			5	.	Addition of exclusion; or
			6	.	Increased premiums in excess of 10%, exclusive of any premium increased due to and commensurate with insured value added; or as a result of experience rating, retrospective
					rating	or audit; the COMPANY shall send notice as provided in B. NOTICES OF
NONRENEWAL AND CONDITIONAL RENEWAL immediately below.
		B.	NOTICES OF NONRENEWAL AND CONDITIONAL RENEWAL
			1	.	If the COMPANY elects not to renew this bond, or to conditionally renew this bond as provided in Section A. herein, the COMPANY shall mail or deliver written notice to the
ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:
					(a)	The expiration date; or
					(b)	The anniversary date if this bond has been written for a term of more than one year.

Excess Bond
Form I 7-02-1067 (Rev. 993)

Excess Bond
Form 17-02-1067 (Rev. 993)

14-02-9228 (02/2010)

CHUBB

FEDERAL INSURANCE COMPANY

Endorsement No. 6

Bond Number: 81458621

NAME OF ASSURED: THE DREYFUS FUND INCORPORATED

CO-SURETY ENDORSEMENT

It is agreed that this bond is amended as follows:

1. By adding to Section 1., Definitions, the following:

   "e. **Controlling Company** means FEDERAL INSURANCE COMPANY.

   f. **Company** means, unless otherwise specified, each insurance company, including the **Controlling Company**, executing this Endorsement.

   g. **Companies** means, unless otherwise specified, all of the insurance companies, including the **Controlling Company**, executing this Endorsement."

2. By adding to Section 2., Limit of Liability, the following:

   "Each **Company** shall be liable only for such proportion of any **Single Loss** as the AGGREGATE LIMIT OF LIABILITY underwritten by such **Company**, as specified in this Endorsement, bears to the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS, but in no event shall any **Company** be liable for an amount greater than that underwritten by it."

3. By adding to General Agreement C., Notice To Company Of Legal Proceedings Against Assured - Election To Defend, the following:

   "In the absence of a request from any **Company** to pay premiums directly to it, premiums for this bond may be paid to the **Controlling Company** for the account of all **Companies**.

   In the absence of a request from any **Company** that notice of claim and proof of loss be given to or filed directly with it, the ASSURED giving such notice to and the filing of such proof with the **Controlling Company** shall be deemed to be in compliance with the conditions of this bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions."

4. By adding to Section 6., Termination, the following:

   "The **Controlling Company** may give notice in accordance with the terms of this bond terminating the bond as an entirety or as to any **Employee** or ASSURED, and any notice so given shall termination the liability of all **Companies** as an entirety or as to such **Employee** or ASSURED, as the case may be.

   Any **Company** other than the **Controlling Company** may give notice in accordance with the terms of this bond, terminating the entire liability of such other **Company** under this bond or as to any person or entity.

   In the absence of a request from any **Company** that notice of termination by the ASSURED of this bond in its entirety may be given to or filed directly with it, the giving of such notice in accordance with the terms of this bond to the **Controlling Company** shall terminate the liability of all **Companies** as an entirety. The ASSURED may terminate the entire liability of any **Company** under this bond by giving notice of such termination to that **Company** and by sending a copy of such notice to the **Controlling Company**.

Excess Bond
Form 17-02-0698 (Rev. 5-02)

Excess Bond
Form I 7-02-0698 (Rev. 5-02)

Excess Bond
Form 17-02-0698 (Rev. 502)

Excess Bond
Form 17-02-0949 (Rev. 1-97)

IMPORTANT NOTICE TO POLICYHOLDERS

     AU of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount Of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ -O-

If you have any questions about this notice, please contact your agent or broker.

1OO2-1281 (Ed. 1/2003)

GREAT AMERICAN.
INSURANCE GROUP

FIDELITY & CRIME DIVISION **REVISED**

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

The Great American Insurance Company, herein called the UNDERWRITER

Bond Number: **FS 263-85-83 - 09**

Name and Address of Insured: **The Dreyfus Fund Incorporated et al**
200 Park Avenue
New York, NY 10166

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the Insured, and subject to the terms and conditions of the underlying coverage scheduled in ITEM 3 below, as excess and not contributing insurance, agrees to pay the Insured for loss which:

(a) Would have been paid under the Underlying Coverage [**01-475-79-14** (Primary Investment Company Blanket Bond) and **8230-7667** (First Excess Layer) and **8145-8621** (Second Excess Layer)] but for the fact that such loss exceeds the limit of liability of the Underlying Carrier(s) listed in ITEM 3, and

(b) for which the Underlying Carrier has made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier's liability.

ITEM 1. BOND PERIOD: from 12:01 a.m. on **January 31, 2011** (inception) to 12:01 a.m. on **January 31, 2012** (expiration)

ITEM 2. LIMIT OF LIABILITY AT INCEPTION: **$75,000,000 each and every loss limit of liability for the following Insuring Agreements: Fidelity, On Premises, In Transit, Forgery or Alteration, Securities, Counterfeit Currency, Computer Systems, Extended Computer Systems, Automated Phone Systems, Telefacsimile Transfer Fraud, Destruction of Data by Hacker, Destruction of Data by Virus and Voice Initiated Transfer Fraud excess of the underlying $50,000,000 each and every loss limit of liability and a deductible of $50,000.**

ITEM 3. UNDERLYING COVERAGE:

A) PRIMARY CARRIER: **National Union Fire Insurance Company of Pittsburgh, PA**
LIMIT: **$15,000,000 each and every loss limit of liability and a deductible of $50,000.**
BOND NUMBER: **01-475-79-14**
BOND PERIOD: **January 31, 2011 – January 31, 2012**

Page 1 of 2

One Waterside Crossing, Windsor, CT 06095
Member of American Financial Group

GREAT AMERICAN.
INSURANCE GROUP

FIDELITY & CRIME DIVISION

B)	1ST EXCESS:	**Federal Insurance Company**
	LIMIT:	**$10,000,000 each and every loss limit of liability and excess of the underlying $15,000,000 each and every loss limit of liability and a deductible of $50,000.**
	BOND NUMBER:	**8230-7667**
	BOND PERIOD:	**January 31, 2011 – January 31, 2012**

C)	2nd EXCESS:	**Federal Insurance Company**
	LIMIT:	**$25,000,000 each and every loss limit of liability and excess of the underlying $25,000,000 each and every loss limit of liability and a deductible of $50,000.**
	BOND NUMBER:	**8145-8621**
	BOND PERIOD:	**January 31, 2011 – January 31, 2012**

ITEM 4. Coverage provided by this Bond is subject to the following attached Rider(s):
No. 1 (Co-Surety)

ITEM 5. By acceptance of this Bond, you give us notice canceling prior Bond No. **FS 263-85-83 - 08**, the cancellation to be effective at the same time this Bond becomes effective.

In witness whereof, the UNDERWRITER has caused this certificate to be signed by an Authorized Representative of the UNDERWRITER this 9th day of June, 2011.

GREAT AMERICAN INSURANCE COMPANY

By: [signature]
(Authorized Representative)

Page 2 of 2

Excess Follow Form Certificate
May, 2003 ed.

One Waterside Crossing, Windsor, CT 06095
Member of American Financial Group

GREAT AMERICAN.
INSURANCE GROUP

FIDELITY & CRIME DIVISION

RIDER NO. 1

To be attached to and form part of Bond No. **FS 263-85-83 - 09**

Issued by GREAT AMERICAN INSURANCE COMPANY (hereinafter called Controlling Company)

In favor of **The Dreyfus Fund Incorporated et al**

It is agreed that:

1. The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached bond.

2. Each of said Companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3. In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.

4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5. The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.

6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7. In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

Page 1 of 2

One Waterside Crossing, Windsor, CT 06095
Member of American Financial Group

GREAT AMERICAN.
INSURANCE GROUP

FIDELITY & CRIME DIVISION

8. In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9. In the event of the termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel, or otherwise affect the liability of the other Companies under the attached bond.

10. This rider shall become effective as of 12:01 a.m. on **January 31, 2011** standard time.

Underwritten for the sum of $25,000,000
except as follows:

CONTROLLING COMPANY
GREAT AMERICAN INSURANCE COMPANY

By: _______________ [signature]

Attest: Christine E. Martin

Underwritten for the sum of $25,000,000
except as follows:

FIDELITY & DEPOSIT COMPANY OF MARYLAND

By: _______________

Attest: _______________

Underwritten for the sum of $15,000,000
except as follows:

CONTINENTAL INSURANCE COMPANY

By: _______________

Attest: _______________

Underwritten for the sum of $10,000,000
except as follows:

WESTCHESTER FIRE INSURANCE COMPANY

By: _______________

Attest: _______________

Page 2 of 2

One Waterside Crossing, Windsor, CT 06095
Member of American Financial Group

GREAT AMERICAN
INSURANCE GROUP

FIDELITY & CRIME DIVISION

8. In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9. In the event of the termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel, or otherwise affect the liability of the other Companies under the attached bond.

10. This rider shall become effective as of 12:01 a.m. on **January 31, 2011** standard time.

Underwritten for the sum of $25,000,000 except as follows:

CONTROLLING COMPANY
GREAT AMERICAN INSURANCE COMPANY

By: _______________

Attest: _______________

Underwritten for the sum of $25,000,000 except as follows:

FIDELITY & DEPOSIT COMPANY OF MARYLAND

By: _______________

Attest: _______________

Underwritten for the sum of $15,000,000 except as follows:

CONTINENTAL INSURANCE COMPANY

By: _______________

Attest: _______________

Underwritten for the sum of $10,000,000 except as follows:

WESTCHESTER FIRE INSURANCE COMPANY

By: _______________

Attest: _______________

Page 2 of 2

One Waterside Crossing, Windsor, CT 06095
Member of American Financial Group

GREAT AMERICAN.
INSURANCE GROUP

FIDELITY & CRIME DIVISION

8. In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9. In the event of the termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel, or otherwise affect the liability of the other Companies under the attached bond.

10. This rider shall become effective as of 12:01 a.m. on **January 31, 2011** standard time.

Underwritten for the sum of $25,000,000
except as follows:

CONTROLLING COMPANY
GREAT AMERICAN INSURANCE COMPANY

By: ______________________

Attest: ______________________

Underwritten for the sum of $25,000,000
except as follows:

FIDELITY & DEPOSIT COMPANY OF MARYLAND

By: ______________________

Attest: ______________________

Underwritten for the sum of $15,000,000
except as follows:

CONTINENTAL INSURANCE COMPANY

By: ______________________

Attest: ______________________

Underwritten for the sum of $10,000,000
except as follows:

WESTCHESTER FIRE INSURANCE COMPANY

By: ______________________

Attest: ______________________

Page 2 of 2

One Waterside Crossing, Windsor, CT 06095
Member of American Financial Group

GREAT AMERICAN INSURANCE GROUP

FIDELITY & CRIME DIVISION

8. In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9. In the event of the termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel, or otherwise affect the liability of the other Companies under the attached bond.

10. This rider shall become effective as of 12:01 a.m. on **January 31, 2011** standard time.

Underwritten for the sum of $25,000,000 except as follows:

CONTROLLING COMPANY
GREAT AMERICAN INSURANCE COMPANY

By: ______________________

Attest: ______________________

Underwritten for the sum of $25,000,000 except as follows:

FIDELITY & DEPOSIT COMPANY OF MARYLAND

By: ______________________

Attest: ______________________

Underwritten for the sum of $15,000,000 except as follows:

CONTINENTAL INSURANCE COMPANY

By: ______________________

Attest: ______________________

Underwritten for the sum of $10,000,000 except as follows:

WESTCHESTER FIRE INSURANCE COMPANY

By: ______________________

Attest: ______________________

Page 2 of 2

One Waterside Crossing, Windsor, CT 06095
Member of American Financial Group